FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item

1	Notice of Other Relevant Information dated December 1, 2020

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Banco Santander, S.A. (the “Issuer”) hereby announces that, in relation to the “ Issuance of Banco Santander, S.A Territorial Bonds Series 19ª – June 2027” (“Emisión de Cédulas Territoriales Banco Santander, S.A. Serie 19ª – Junio 2027”), with ISIN code ES0413900673, for a total amount of seven hundred and fifty million euros (EUR 750,000,000), the Final Conditions of which were registered with the registries of the Spanish National Securities Market Commission on 9 June 2020, it intends to carry out on 3 December 2020 the partial redemption and cancellation of the issue amounting up to two hundred and fifty million euros (EUR 250,000,000). The partial redemption and cancellation to be carried out on 3 December 2020 will be implemented through the early cancellation of two thousand and five hundred (2,500) territorial bonds with a nominal value of one hundred thousand euros (EUR 100,000) each.

Following the partial redemption and cancellation of the issuance, the outstanding total nominal value of the issue will be five hundred million euros (EUR 500,000,000).

All the territorial bonds to be early redeemed and cancelled are held by the Issuer.

This is hereby reported as other relevant information for the appropriate purposes.

Boadilla del Monte (Madrid), 1 December 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 1, 2020	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer